02 SEP 13 AM 9:18

September 9, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

02049963

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated September 6, 2002, (Revision of the forecast for the interim and yearly results for the FY2003[the fisical year which will end March 31, 2003])
2. Press Release dated September 6, 2002, (Notice Concerning Changes in Our Subsidiaries)
3. Press Release dated September 6, 2002,(Reference)

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

dlc 9/13

cc: The Bank of New York

Sumitomo Metal Industries, Ltd.

September 6, 2002

For immediate release

Revision of the forecast for the interim and yearly results for the FY2003 (the fiscal year which will end March 31, 2003)

Revision of the forecast for the interim and yearly results for the FY2003

The forecast for the interim and yearly results for the FY2003 publicly announced at the time of settlement of accounts of FY2002 on May 23, 2002 was revised as follows.

1.Consolidated

(Unit: yen billions)

Interim Period	Sales	Recurring profit	Net Income (loss)
Forecast this time (September 6, 2002)	approximately 590.0	approximately 15.0	approximately 6.0
Forecast last time (May 23, 2002)	approximately 590.0	approximately 15.0	approximately 5.0
Results of the first half of FY2002 (Reference)	656.3	(9..7)	(18.2)

(Unit: yen billions)

Yearly Period	Sales	Recurring profit	Net Income (loss)
Forecast this time (September 6, 2002)	Approximately 1,250.0	approximately 40.0	approximately 15.0
Forecast last time (May 23, 2002)	Approximately 1,270.0	approximately 40.0	approximately 15.0
Results of FY2002 (Reference)	1,349.5	0.7	(104.7)

2.Non-Consolidated

(Unit: yen billions)

Interim Period	Sales	Recurring profit_Net Income (loss)	
Forecast this time (September 6, 2002)	Approximately 340.0	approximately 11.0	approximately 5.0
Forecast last time (May 23, 2002)	Approximately 320.0	approximately 10.0	approximately 5.0
Results of the first half of FY2002 (Reference)	378.9	(9.9)	(20.1)

(Unit: yen billions)

Yearly Period	Sales	Recurring profit	Net Income (loss)
Forecast this time (September 6, 2002)	Approximately 700.0	approximately 23.0	approximately 10.0
Forecast last time (May 23, 2002)	Approximately 690.0	approximately 23.0	approximately 10.0
Results of FY2002 (Reference)	772.8	1.0	(119.4)

3. Reasons for Modifications

With respect to the consolidated results for the first half-year period, sales and recurring profit are expected to remain at the previously projected level. The estimated net profit for the period are expected to increase by approximately 1 billion yen due to the sale of our company's interest in L-S Electro-Galvanizing Company, our affiliated company in the United States, and so on.

As for the non-consolidated results, sales are expected to rise by approximately 20 billion yen due to an increase in sales volumes. Recurring profits will also increase by approximately 1 billion yen despite some negative factors such as an yen appreciation.

For the entire fiscal year, consolidated sales will be lower than the previously forecasted level due to the effects of changes in the consolidated companies. Non-consolidated sales are expected to be above the previously forecasted level due to a sales volume increase in the first half of the year. We will make all possible efforts to secure the profit as much as the previously forecasted level.

(Interim Dividend)

We are not able to pay an interim dividend to shareholders for the current period pursuant to provisions of the Commercial Code since we posted a deficit at the end of the previous fiscal year 2002 which ended March 31, 2002. The deficit has been entirely cleared by withdrawing the capital reserve, a move that was approved at the General Meeting of Shareholders held in June this year.

We will work collectively under the management plan for "Revolution and Rebirth" to resume dividend payments for the entire fiscal year.

<Reference: Consolidated Interest-bearing Liabilities>

By steadily proceeding with asset selling and other measures, we have successfully reduced the consolidated interest-bearing liabilities from 1,648.7 billion yen at March 31, 2002 to approximately 1,580.0 billion yen at the end of the interim period. It is expected that this will be decreased even further to a level below the previously forecasted figure, to 1,470.0 billion yen at the end of this fiscal year.

September 6, 2002
Sumitomo Metal Industries, Ltd.

Notice Concerning Changes in Our Subsidiaries

Sumitomo Metal Industries, Ltd. has decided to remove Sumitomo Precision Products Co., Ltd. from the list of consolidated subsidiaries and designate it as a company to **which equity method accounting applies.**

1. Reasons for the change

Sumitomo Precision Products had been a consolidated subsidiary until the end of the previous fiscal year in accordance with the control criteria provided in regulations for financial statements. In light of changes in their company's board of directors, it has been determined that Sumitomo Precision is no longer our subsidiary based upon the control criteria from this period. Thus, we have decided to remove the company from the list of consolidated subsidiaries and designate it as **a company to which equity method accounting applies.**

2. Overview of Sumitomo Precision Products Co., Ltd.

(1) Company name:	Sumitomo Precision Products Co., Ltd.	
(2) Representative:	Noboru Hase, President	
(3) Head Office:	1-10 Fuso-cho, Amagasaki Hyogo	
(4) Established:	January 1961	
(5) Main operations:	Production and sales of aerospace hydraulic systems, heat exchangers, and other industrial equipment.	
(6) End of fiscal year:	March 31	
(7) Employees:	1,039 (as of the end of March 2002)	
(8) Capital:	10,309 million yen	
(9) Shares outstanding:	53,161,000 shares (as of the end of March 2002)	
(10) Our company's stake:	21,464,000 shares (as of the end of March 2002) (including shares that our subsidiaries own)	
(11) Results (FY2002):	Sales	33,347 million yen
	Recurring profit	585 million yen
	Net profit	23 million yen

3. Projected effect on the entire fiscal year 2003 results due to the change

Consolidated sales	-34 billion yen
Consolidated recurring profit	-0.8 billion yen
Consolidated net profit	-

These figures have been reflected in the revised results forecast announced today.

(Reference)

September 6,2002

Sumitomo Metal Industries, Ltd.

1.Forecasts for the operating profit

(billion yen)

forecasts	the first half of FY2003	FY 2003
Consolidated	approximately 28.0	approximately 73.0
Non-Consolidated	approximately 21.0	approximately 45.0

(100 million yen)

results	the first half of FY2002	FY 2002
Consolidated	16.1	40.0
Non-Consolidated	11.8	32.4

2.Average price of steel products

Forecast for the first half of FY2003 approximately 63 thousand yen / ton

Results for the second half of FY2002 67.6 thousand yen / ton

3.Our company's crude steel production volume (Non-Consolidated)

Forecast for the first half of FY2003 approximately 5.3 million ton

Results for the first half of FY2002 5.2 million ton

4.Export ration (Non-Consolidated : Total for whole company by monetary value)

Forecast for the first half of FY2003 approximately 37%

5.Interest-bearing liabilities

Forecast for the end of September 2002 approximately 1,580.0 billion yen

Forecast for the end of March 2003 approximately 1,470.0 billion yen

Results for the end of March 2002 1,648.7 billion yen

6.Exchange rate

Forecast for the first half of FY2003 approximately 123 yen / $

Forecast for the FY2003 approximately 122 yen / $

Results for the first half of FY2002 122 yen / $

Results for the FY2002 125 yen / $

7.Effect on profits of yen appreciation by one yen (Consolidated)
approximately 1 billion yen per year

8.Effect on profits of reductions in costs (Non-Consolidated)
From the second half of FY2002 to the first half of FY2003
approximately 11.5 billion yen
From FY2002 to FY2003 approximately 44.0 billion yen